UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
   ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting
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Name of Issuer:

House of Bowr LLC

Legal status of Issuer:

     Form:

   LLC

     Jurisdiction of Incorporation/Organization:

   Wyoming

     Date of Organization:

   July 17, 2020

Physical Address of Issuer:

1309 Coffeen Avenue, Suite 1200, Sheridan, Wyoming 82801, United States

Website of Issuer:

https://bowr.co/

Current Number of Employees:

0

	Most recent fiscal year-end (2021)*	Prior fiscal year-end (2020)
Total Assets	$39,297	N/A
Cash & Cash Equivalents	$19,297	N/A
Accounts Receivable	$0	N/A
Short-term Debt	$2,000	N/A
Long-term Debt	$0	N/A
Revenues/Sales	$65,432	N/A
Cost of Goods Sold	$19,358	N/A
Taxes Paid	$0	N/A
Net Income/(Net Loss)	$9,097	N/A

*Covers the period since the Company's inception on July 17, 2020.

(1) The above financial table does not include the financial results of Ideal Box Co., Ltd., a Thailand Limited Company owned by the founders of the Company, which operated thru 2020 in Thailand to engage with manufacturers and accept local payments in Thailand as an extension of the Company. As of January 1, 2021, upon the Company establishing required merchant and other business relationships that were not yet in place in 2020, the business conducted by Ideal Box Co., Ltd. in 2020 was moved to, and operated by, the Company. The financial statements for Ideal Box Co., Ltd. for 2020 are attached as supplementary documents in Exhibit A in order to provide historical financial information related to the Company's business.

Table of Contents

This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by House of Bowr LLC ("**House of Bowr,**" the "**Company**," "**we**," "**us**," or "**our**") for the sole purpose of providing certain information about the Company as required by the U.S. Securities and Exchange Commission ("**SEC**" or "**Commission**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The SEC does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission and annually post the report on its website at https://bowr.co/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party or (5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 26, 2022.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information different from that contained in this Form C-AR. If anyone provides you with different or inconsistent information, you should not rely on it. Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein or therein, including Exhibit A and Exhibit B, contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections regarding its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statements made in this Form C-AR or any documents incorporated by reference herein or therein is accurate only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR, whether as a result of new information, future developments or otherwise, or to conform these statements to actual results or to changes in our expectations.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form C-AR to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/ Parikshit Guhabiswas

(Signature)

Parikshit Guhabiswas

(Name)

Chief Executive Officer

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Parikshit Guhabiswas

(Signature)

Parikshit Guhabiswas

(Name)

Director

(Title)

April 26, 2022

(Date)

/s/ Kc Princess Guesdan

(Signature)

Kc Princess Guesdan

(Name)

Director

(Title)

April 26, 2022

(Date)

Instructions.

1.	The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.	The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A
ANNUAL REPORT
(EXHIBIT A TO FORM C-AR)
April 26, 2022

House of Bowr LLC



The following summary is qualified in its entirety by more detailed information that may appear elsewhere in the Form C-AR and the Exhibits hereto. This summary may not contain all of the information that may be important to you. You should read the entire Form C-AR carefully, including this Exhibit A and Exhibit B therein.

The Company

On March 14, 2022, the Company entered into a Merger Agreement, and merged, with Bowr Inc, a Delaware corporation formed on December 16, 2021 ("Bowr"), which was solely owned by the Co-Founders and sole members of the Company (the "Merger"). The ultimate effect of the Merger was the conversion of the Company and its business into a Delaware corporation. As a result of the Merger, Bowr became the surviving entity and assumed all of the liabilities of the Company, including the Security. The owners and directors of Bowr are the same owners and directors of the Company prior to the Merger. All references to House of Bowr herein shall be construed as references to Bowr.

House of Bowr offers consumers fully customizable, handmade furniture direct from the manufacturer at cost. The Company was formed in Wyoming as a limited liability company on July 17, 2020.

The Company is located at 1309 Coffeen Avenue, Sheridan, Wyoming 82801, United States. As a result of the Merger, Bowr is located at 2055 Limestone Road, Suite 200-C, Wilmington, Delaware 19808, United States.

The Company's website is https://bowr.com/.

The Company is headquartered and qualified to conduct business in Wyoming. The Company also sells its products and services through the Internet and throughout the United States and internationally.

The information on the Company available on or through our website is not a part of this Form C-AR.

Description of the Business

House of Bowr offers its customers designer, made-to-order, fully customizable, handmade furniture direct from the manufacturers to the customer's home at cost. The Company empowers independent manufacturers and designers by eliminating the middleman and bringing one-of-a-kind pieces of furniture direct to the consumer.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks, including, but not limited to, those noted herein.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises, such as COVID-19, can have a significant effect on our business operations and revenue projections.

The Company's revenue was adversely affected in 2020 related to the COVID-19 crisis. Manufacturing and material shortages caused delays in the global supply system. Conditions have eased. If another significant outbreak of COVID-19 or another contagious disease were to occur, we may lose a significant portion of our revenue.

In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

The amount of capital the Company has on hand may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure additional funds. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Our business currently has limited sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and

6

services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our, and our customers', expectations. Our suppliers may also be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of its executive officers and key employees.

In particular, we are dependent on Parikshit Guhabiswas, our Chief Executive officer, and Kc Princess Guesdan, our Chief Operating Officer. The Company does not have employment agreements with Parikshit Guhabiswas and Kc Princess Guesdan, and there can be no assurance that it will do so or that either, or both of them, will continue to be employed by the Company for a particular period of time. The loss of Parikshit Guhabiswas and/or Kc Princess Guesdan, or any key employee, could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations.

We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management and other personnel to develop additional expertise. We face intense competition for personnel, making recruitment time-consuming and expensive. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us, which could further delay or disrupt our product development and growth plans.

We need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with changes in the industry. Shortened product life cycles due to changing customer demands and competitive pressures may impact the pace at which we must introduce new products or implement new functions or solutions. In addition, bringing new products or solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate changing customer needs and trends. We must continue to respond to changing market demands and trends or our business operations may be adversely affected.

The development and commercialization of our products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the

Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Changes in federal, state or local laws and government regulation could adversely impact our business.

The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. New laws and regulations may impose new and significant disclosure obligations and other operational, marketing and compliance-related obligations and requirements, which may lead to additional costs, risks of non-compliance, and diversion of our management's time and attention from strategic initiatives. Additionally, federal, state and local legislators or regulators may change current laws or regulations which could adversely impact our business. Further, court actions or regulatory proceedings could also change our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We operate in a regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we may incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. and various foreign jurisdictions.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates will be reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income-based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

The Company intends to use the proceeds from the Offering for unspecified working capital.

This means that the Company has ultimate discretion to use the proceeds as it sees fit and has chosen not to set forth any specific uses for you to evaluate. The net proceeds from this Offering will be used for the purposes, which our management deems to be in our best interests in order to address changed circumstances or opportunities. As a result of the foregoing, our success will be substantially dependent upon our discretion and judgment with respect to application and allocation of the net proceeds of this Offering. The Company may choose to use the proceeds in a manner that you do not agree with and you will have no recourse. A use of proceeds that does not further the Company's business and goals could harm the Company and its operations and ultimately cause an Investor to lose all or a portion of his or her investment.

BUSINESS

Description of the Business

House of Bowr offers its customers designer, made-to-order, fully customizable, handmade furniture direct from the manufacturers to the customer's home at cost. The Company empowers independent manufacturers and designers by eliminating the middleman and bringing one-of-a-kind pieces of furniture direct to the consumer.

Business Plan

The Company plans to significantly expand its business by increasing sales and marketing and investing in technology and product development. The Company aims to achieve break even in the next 24 months.

The Company's Products and/or Services

Product / Service	Description	Current Market
By Bowr	Subscriptions for industry buyers to source unique independently designed and manufactured high quality, fully customizable furniture direct from the manufacturer to your doorstep with just a few simple clicks.	Furnishing and home deco market: B2B, subscription

Competition

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. Customization, product quality, performance and value and packaging are also important differentiating factors.

The Company has the following primary competitors: (i) Eporta which is the leading B2B ecommerce solution for interior design professionals and suppliers in the interior design industry; (ii) Archiproducts, which is the worldwide source for architecture and design products; (iii) DesignerInc, which is an all in one marketplace for designers to search, discover, buy and trade products; (iv) Architonic which is a the largest platform for products, materials and concepts for designers and architects; (v) Leibel, which is a design publication focused on minimalist designs in regards to architecture, interiors, furniture and products; (vi) The Inside, which is the leading direct to consumer home furnishings brand; (vii) Wayfair, which is an online furniture store providing the consumer with top brands, personalized service and free shipping; and (viii) RH, which is the world's leading luxury home furnishings purveyor, offering furniture, lighting, textiles, bath items, décor and outdoor furniture.

Most, if not all competitors in the marketplace depend on intermediaries and/or middlemen to provide furniture and home décor to customers. There are many challenges for manufacturers and designers, including an inefficient supply chain and a difficult barrier to entry into the marketplace, resulting in over 73% of manufacturers having little or no direct access to customers. The Company seeks to fill the voids and resolve the obstacles in the furnishing industry by creating a platform that enables and empowers creators, while also providing an end-to-end solution, giving customers access to high-quality products without mark-ups in pricing.

Customer Base

The Company employs a zero-inventory, direct to customer model. Our products are design-centric independent customers, independent professionals, sourcing professionals and businesses.

Supply Chain

Although the Company is dependent upon certain third party vendors, the Company has access to alternate service providers in the event its current third-party vendors are unable to provide services or any issues arise with its current vendors where a change is required to be made. The Company does not believe the loss of a current third-party vendor or service provider would cause a major disruption to its business, although it could cause short-term limitations or disruptions.

Intellectual Property

The Company currently does not have any registered patents or trademarks.

All intellectual property is in the form of trade secrets, business methods and know-how.

Domain Names

The Company owns the https://bowr.co and https://bybowr.com domain names.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

DIRECTORS, OFFICERS, MANAGERS AND KEY PERSONS

The directors, officers, managers and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Parikshit Guhabiswas	CEO, Co-Founder and Manager	CEO and Co-Founder of House of Bowr LLC, 2018 – Present Responsible for developing strategic objectives and direction for the company, implementing strategic direction, tracking company performance, overseeing marketing campaigns and vision, financial forecasting and general CEO responsibilities	Hons, B.A., Management, 2013; Webster University, MBA, 2015
Kc Princess Guesdan	COO, Co-Founder and Manager	COO and Co-Founder of House of Bowr LLC, 2018 – Present Responsible for overseeing operations, setting comprehensive goals for performance and growth, managing relationships with partners and vendors, overseeing operations and budgeting	Stamford College, Associates Degree, Hospitality Management, 2009

Biographical Information

Parikshit Guhabiswas: Parikshit, known as Rumi, has always been a part of the startup ecosystem with having previously founded two prior startup companies that have made successful exits. Parikshit comes from an investment background, and started his career as an investment analyst for a Singapore based early-stage Venture Capital fund prior to returning to his passion for product design. His experience in the design industry made him aware of the issues and problems that both the furnishing industry, and its customers face. This led him to develop the concept for the Company's business.

Kc Princess Guesdan: Kc is the Company's COO and handles all-around duties in operations including supply-chain management, hiring, manufacturer engagement, monitoring day-to-day operations and sales. Kc has prior experience in the startup ecosystem as well. Kc began her career as a Sales and Marketing manager in the oil and gas industry, and has a corporate background. After leaving the corporate world, she worked with building startups as an Entrepreneur-In-Residence in a Singapore-based Incubator and Venture Capital firm catering to developing tech startups based in Southeast Asia. After the company disbanded in 2018, she began working on the idea stage with the co-founder of the Company.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Wyoming law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company does not currently have any employees and has a team of 2 independent contractors.

CAPITALIZATION, DEBT AND OWNERSHIP

On March 14, 2022, the Company entered into a Merger Agreement, and merged, with Bowr Inc, a Delaware corporation formed on December 16, 2021 ("Bowr"), which was solely owned by the Co-Founders and sole members of the Company (the "Merger"). The ultimate effect of the Merger was the conversion of the Company and its business into a Delaware corporation. As a result of the Merger, Bowr became the surviving entity and assumed all of the liabilities of the Company, including the Security. The Capitalization information shown below reflects the Merger and all references to the Company shall be construed to be references to Bowr.

Bowr has 10,000,000 authorized shares of Common Stock, par value $0.00001. Bowr had 500,000 shares of Common Stock outstanding prior to the Merger. As detailed in the Merger Agreement, each percentage interest in the Company was exchanged for 45,000 shares of Common Stock in Bowr, or 4,500,000 million shares of Common Stock. As of the date of this Form C-AR, Bowr has 5,000,000 shares of Common Stock issued and outstanding. Additionally, all Securities previously issued by the Company have become obligations of Bowr.

Capitalization

Bowr's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	5,000,000
Par Value Per Share	$0.00001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Bowr may issue additional Common Stock which may dilute the Security.

Outstanding Options, Safes, Convertible Notes, Warrants

Bowr has the following additional securities outstanding:

Type	SAFE (Simple Agreement for Future Equity)
Face Value	$75,000
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	1. Valuation cap of $1,000,000; 2. MFN Provision
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Bowr may issue additional SAFEs which may dilute the Security.

Type	Crowd SAFE Reg CF Offering (Simple Agreement for Future Equity)*
Face Value	$105,905
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation cap of $5,000,000; Discount of 10%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs which may dilute the Security.

*This security was originally issued by the Company and has been assumed by Bowr pursuant to the Merger Agreement.

Outstanding Debt

As of the date of this Form C-AR, the Company does not have any outstanding debt.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued/Holders	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Membership Interests*	$10,000	100%	General Working Capital	July 17, 2020	Section 4(a)(2)
SAFE	$75,000	1	General Working Capital	March 22, 2022	Section 4(a)(2)
Crowd SAFE** (Simple Agreement for Future Equity)	$105,905	195	Technology and Product Development	February 22, 2022	Reg. CF

*Converted into Common Stock of Bowr as a result of the Merger.
**Issued by the Company and assumed by Bowr as a result of the Merger.

See the sections titled "*Capitalization*" and *"Ownership*" for more information regarding the securities issued in our previous offerings of securities.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Parikshit Guhabiswas	3,500,000 shares of Common Stock	70%
Kc Princess Guesdan	1,500,000 shares of Common Stock	30%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and in the financial statements attached hereto as <u>Exhibit B</u>, in addition to the following information.

Operations

On March 14, 2022, the Company entered into a Merger Agreement, and merged, with Bowr Inc, a Delaware corporation formed on December 16, 2021 ("Bowr"), which was solely owned by the Co-Founders and sole members of the Company (the "Merger"). The ultimate effect of the Merger was the conversion of the Company and its business into a Delaware corporation. As a result of the Merger, Bowr Inc became the surviving entity and assumed all of the liabilities of the Company. The owners and directors of Bowr are the same owners and directors of the Company prior to the Merger.

House of Bowr LLC (collectively with Bowr, the "**Company**") was formed on July 17, 2020 under the laws of the State of Wyoming, and was headquartered in Sheridan, Wyoming. As a result of the Merger, the Company is now located in Wilmington, Delaware.

During 2020, the Company's business was conducted through Ideal Box Co., Ltd., a Thailand Limited Company owned by the founders of the Company, which operated through 2020 in Thailand to engage with manufacturers and accept local payments in Thailand as an extension of the Company. As of January 1, 2021, upon the Company establishing required merchant and other business relationships that were not yet in place in 2020, the business conducted by Ideal Box Co., Ltd. in 2020 was moved to, and operated by, the Company. The 2020 financial statements for Ideal Box Co., Ltd. are attached as supplementary documents in <u>Exhibit A</u> in order to provide historical financial information related to the Company's business.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account.

As of March 31, 2022, the Company had an aggregate of $122,000 in cash and cash equivalents, leaving the Company with approximately 10 months of runway.

Liquidity and Capital Resources

In February 2022, the Company completed an offering pursuant to Regulation CF and raised $105,905.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

The Company has ascribed no pre-Offering valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

On March 14, 2022, the Company entered into a Merger Agreement, and merged, with Bowr Inc, a Delaware corporation ("Bowr") solely owned by the Co-Founders and sole members of the Company (the "Merger"). The ultimate effect of the Merger was the conversion of the Company and its business into a Delaware corporation. As a result of the Merger, Bowr became the surviving entity and assumed all of the liabilities of the Company, including the Security. The owners and directors of Bowr are the same owners and directors of the Company prior to the Merger. All references to House of Bowr herein shall be construed as references to Bowr.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential

Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. Please see the financial statements attached as <u>Exhibit B</u>.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

(a) On March 14, 2022, the Company merged with Bowr. Both the Company and Bowr are owned 100% by Parikshit Guhabiswas and Kc Princess Guesdan. Bowr became the surviving corporation and has assumed all assets and liabilities of the Company. Parikshit Guhabiswas and Kc Princess Guesdan remain the officers and sole shareholders of Bowr.

EXHIBIT B
FINANCIALS (UNAUDITED)
(EXHIBIT B TO FORM C-AR)
April 26, 2022

House of Bowr LLC

Bowr co.

HOUSE OF BOWR

Balance Sheet and Profit and loss statement

PERIOD FROM (JAN 2021 to Dec 2021)

**1309 Coffeen Avenue Ste 1200,
Sheridan, WY 82801**

Assets	Amount ($)
Cash and Bank Balances	

Bank Accounts	9,098
Cash in hand	10,199
Total Cash	**19,297**

Other Current Assets

Accounts Receivables	-
Inventories	-
Supplies	10,000
Other Receivables	-
Total Other Current Assets	10,000

Property, Plant and Equipment

Furniture & Fixtures	-
Office Equipments	-
Computer Equipments	10,000
Business Vehilces	-
Accumulated Depreciation	-
Total Property, Plant and Equipment	10,000

Total Assets	**39,297**

Liabilities	

Current Liabilities

Accounts Payable	-
Bank Loan - Short Term	-
Tax Payable	-
Other Liabilities	2,000
Total Current Liabilities	2,000

Non - Current Liabilities

Bank Loan - Long Term	-
Other Non Current Liabilities	-
Total Non Current Liabilities	-

Total Liabilities	**2,000**

Net Assets	**37,297**

HOUSE OF BOWR
Profit and Loss
FOR THE PERIOD ENDED ON DECEMBER 31, 2021

Particulars	Amount in ($)
REVENUES	
Gross Receiepts or Sales	65,432
Returns and Allowances	-
Other Income	-
TOTAL REVENUES	**65,432**
COST OF GOODS SOLD	
Cost of Goods Sold	19,358
GROSS PROFIT	46,074
OPERATING EXPENSES	
Salaries and Wages	12,099
Repairs and Maintenance	4,839
Rent	7,500
Taxes and Licenses	968
Legal and Professional	1,452
Food and Entertainment	1,210
Insurance	726
Sales and Marketing	7,259
Website Domain and Hosting Fees	300
Bank Fees and Charges	140
Other Misc Expenses	484
TOTAL OPERATING EXPENSES	36,977
PROFIT FOR THE PERIOD	**9,097**